Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

Bank of America Corporation

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Bank of America Corporation
Vote FOR Proposal 7

Shareholder proposal requesting report on lobbying alignment with Bank of America’s climate goals

Dear Bank of America Shareholder,

Trillium Asset Management, LLC (“Trillium”) urges you1 to vote FOR Proposal 7 “Shareholder proposal requesting a report on the alignment of its lobbying and policy influence activities with Bank of America’s climate goals” (the “Proposal”) at Bank of America Corporation’s (“BAC” or “the Company”) annual meeting of shareholders on April 22, 2025. The Proposal seeks a report on the alignment between BAC’s lobbying and policy influence activities and its commitment to achieve its 2030 sectoral emissions reduction target and net zero emissions by 2050 target, including financed emissions of its clients.

The Proposal

RESOLVED: Shareholders request BAC’s Board of Directors analyze and report to shareholders annually (at reasonable cost and omitting confidential information) on the alignment of its lobbying and policy influence activities with its 2030 sectoral emissions reduction and 2050 net zero targets. This report should include both direct and indirect activities (through trade associations, coalitions, alliances, etc.), the climate policy activities and positions analyzed, the criteria used for assessment, and any stakeholder involvement.

SUPPORTING STATEMENT: In evaluating the degree of alignment between its net zero goals and its policy advocacy, BAC should disclose its lobbying actions related to climate provisions of key international, federal and state legislation and regulation, where relevant, and not merely rely on organizational statements supporting climate progress.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

2

For the following reasons, we are urging BAC shareholders to vote Yes for Proposal 7:

1.	BAC has responded to climate-related risks by setting 2030 greenhouse gas (GHG) sectoral reduction targets and a 2050 net zero financed emissions reduction target, and is mobilizing $1 trillion in financing for sustainable business activities by 2030. BAC acknowledges that direct and indirect lobbying efforts are needed to achieve a “balanced and Just Transition to Net Zero.”

2.	Lobbying and influence activities that fail to support economywide decarbonization may send mixed signals to lawmakers, regulators, and markets and may forfeit opportunities to align macroeconomic policy and incentives with the bank’s goals and its clients’ financing, investment, and market development needs.

3.	BAC’s existing disclosures fall far short of the Proposal’s request. By responding to the Proposal and evaluating its lobbying and influence activities, BAC can demonstrate a consistent lobbying strategy and align its climate policy advocacy across the markets and regions in which it operates.

4.	Establishing bright-line climate policies with its trade associations can allow BAC to take advantage of its size and role in the economy to shape effective climate policy and to avoid the appearance of tacitly supporting policies and indirect lobbying activities that undermine its climate goals.

5.	Leading investor guidance on corporate disclosure calls for enhanced reporting on lobbying activities. Companies are now responding to investor interest by releasing reports analyzing the extent of alignment between their lobbying and public policy advocacy activities and their climate policy priorities.

To summarize our rationale, we believe analysis of and reporting on BAC’s direct and indirect lobbying activities compared to its climate goals will:

1)	Provide additional information allowing investors to assess whether the bank’s policy influence activities optimize its capital expenditures in furtherance of its emissions reduction targets;
2)	Enhance long-term shareholder by mitigating the risk of inefficient use of corporate funds as well as climate and reputational risks.
3)	Convey the bank’s climate policy priorities to decision makers and regulators.

Additionally, the proposal does not require the bank to suspend its membership in trade associations or limit its direct lobbying activities. Rather, it serves to highlight lobbying activities that may not align with the Company’s strategies.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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Analysis

I.	Risks associated with rapidly changing changes in climate policy may undermine achievement of BAC’s climate goals.

The United States Financial Stability Oversight Council,2 United States Federal Reserve,3 European Central Bank,4 and the United Nations5 have each stated that climate change poses systemic financial risk to the global economy. Echoing this in its 2022 Approach to Zero report, the bank acknowledges climate change as “one of the world’s most pressing issues.”

In response to this global threat, BAC set 2030 GHG emissions reduction targets for financing activities in hard-to-abate industry sectors including energy and power generation, automotive manufacturing, cement, and aviation, and added iron and steel manufacturing and maritime shipping sectors in 2024. It has committed to the broader goal of net zero financed emissions by 2050, and in 2020, the bank launched its Environmental Business Initiative to deploy a total of $1 trillion in financing toward low-carbon and sustainable business activities by 2030.

BAC notes in its 2024 sustainability report that achieving its goals will require collective action, including by government and trade associations, and acknowledges the importance of direct and indirect lobbying efforts to promote policies that will help its clients meet its goal of reaching a “balanced and Just Transition to Net Zero.”6 Yet, without robust, supportive public policies, BAC’s climate goals may not be achievable.

However, supportive climate policies at state,7 federal,8,9 and international10 levels face political headwinds. Withdrawal from international climate treaties, reversals of U.S. federal climate policy, threat of Congressional pullback on clean energy funding, and under resourcing agencies that advise on climate risk may pose obstacles for achieving the bank’s goals. Given the breadth and ambition of its climate targets, the bank may be vulnerable to some or many of these policy rollbacks, which may delay or even derail its progress.

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2 https://home.treasury.gov/system/files/261/FSOC-Climate-Report.pdf, at 1-2

3 https://www.federalreserve.gov/econres/notes/feds-notes/climate-change-and-financial-stability-20210319.html

4 https://www.ecb.europa.eu/press/financial-stability-publications/macroprudential-bulletin/html/ecb.mpbu202206_2~1bec56088f.en.html

5 https://www.unepfi.org/wordpress/wp-content/uploads/2024/09/NZAOA_Urgent-CtA_final.pdf#page=3.10

6 https://about.bankofamerica.com/content/dam/about/report-center/esg/2024/Sustainability_at_Bank_of_America_2024_Report.pdf#page=51

7 https://www.courthousenews.com/judge-dismisses-in-part-us-chamber-of-commerce-lawsuit-over-california-climate-laws/

8 https://www.npr.org/2025/02/01/nx-s1-5273496/trump-biden-climate-change-energy-fossil-fuels-paris-agreement

9 https://www.nytimes.com/2025/01/20/climate/trump-paris-agreement-climate.html

10 https://www.esgdive.com/news/eu-omnibus-trims-csrd-csddd-reporting-requirements-timelines/741161/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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Finally, it is worth highlighting that while some banks have recently withdrawn their climate targets, we believe that doing so does not help those banks actually address the physical risks that climate change poses to the banks nor improve their ability to manage the capital and market risks associated with predicted climate change impacts.

II.	Lobbying and Influence Activities that Fail to Support Economywide Decarbonization May Send Mixed Signals to Lawmakers, Regulators, and Markets

BAC can have an important role to play in lobbying against abrupt policy change and in supporting institutions upon which it relies to manage the complexities of its business. Yet, BAC’s lobbying positions on supportive climate policy are less clear or are muted, which we believe sends mixed signals to lawmakers and regulators about the tools, economic policies, and risk mitigation measures needed to achieve its 2030 and 2050 GHG reduction targets.

In its 2024 sustainability report, BAC does not fully disclose its climate policy positions as associated with its direct and indirect lobbying activities. Although it publishes a list of the trade associations it belongs to, along with their somewhat inscrutable descriptions of their climate policy positions, the bank does not call out areas of policy misalignment.

For example, the bank has been largely silent in public on influential climate-related legislation such as the Inflation Reduction Act (IRA), which significantly boosts clean tech development and emissions reductions. It only voiced support post-passage when citing the IRA’s benefits to clean energy and corporate earnings.11

We find this astonishing given that the IRA directs significant investment, grants, and loans to advance clean energy production,12 electric vehicle battery manufacturing,13 sustainable aviation fuel,14 and low-carbon iron,15 steel,16 and cement manufacturing.17 In fact, funding from the IRA targets six out of the eight sectors covered under the bank’s 2030 sectoral targets.

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11 https://www.privatebank.bankofamerica.com/articles/inflation-reduction-act-explained.html

12 https://www.epa.gov/green-power-markets/summary-inflation-reduction-act-provisions-related-renewable-energy

13 https://www.era-environmental.com/blog/inflation-reduction-act-automotive-industry#:~:text=100-,The%20Impact%20of%20the%20IRA%20on%20the%20US%20Automotive%

20Industry,that%20the%20IRA%20has%20spurred

14 https://www.irs.gov/credits-deductions/businesses/sustainable-aviation-fuel-credit

15 https://www.wvxu.org/2024-03-25/cleveland-cliffs-to-get-575m-to-decarbonize-middletown-steel-mill

16 https://www.recyclingproductnews.com/article/41554/how-the-inflation-reduction-act-provides-a-competitive-edge-for-us-steelmakers

17 https://www.americanprogress.org/article/cement-and-concrete-companies-leading-the-net-zero-transition/#:~:text=30-,Public%20procurement,for%20federally%20funded%20 construction%20projects.&text=Combined%2C%20these%20efforts%20led%20to,materials%20in%20state%2Dfunded%20projects

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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The current administration’s shift on climate policy, may put the IRA’s funding for low-carbon programs and technologies at risk of repeal.18,19 As a result, it may impact the bank’s goal to help transition heavy industry clients to low-carbon manufacturing processes. It is unclear how IRA funding, and its potential loss, could adversely affect BAC’s goals.

Further, providing enhanced disclosure of its direct and indirect lobbying efforts and the extent to which they align with achieving its 2030 and 2050 targets, could help investors better understand how BAC is managing policy risk and how it is using its influence to maintain existing or support new policies consistent with its financing and investment priorities.

In addition, the United States is poised to pull out of the Paris Climate Agreement. In 2023, BAC voiced support for the agreement stating that, “In alignment with more than 190 countries, we support the Paris Climate Agreement on climate change, its commitment to take action to keep global temperature rise this century to well below 2C above pre-industrial levels, and its efforts to limit the temperature increase to no more than 1.5C.”

We surmise that the bank supported the Agreement because it recognizes the material impacts of climate change and the value of a global concerted effort to combat it. Yet, as of this writing, the bank has not disclosed any direct or indirect lobbying activity to bolster support for remaining in the Agreement.

Regarding the European Union’s efforts to enhance corporate sustainability reporting – in support of the bloc’s goals to halve its emissions by 2030 and reach net zero by 2050, BAC has reportedly “sought to weaken ambition across the EU sustainable finance framework since its inception.”20

III.	By fulfilling the proposal's request and evaluating its lobbying and influence activities, BAC may demonstrate a consistent lobbying strategy and align its climate policy advocacy across the markets and regions in which it operates.

BAC has internal management-level groups, such as its Responsible Growth Council, which is tasked with overseeing progress on its net zero goal, and its Target Management Forum, which reviews the transition plans of its largest heavy industry clients. Its Responsible Growth Council escalates issues to the bank’s Management Risk Council and the board’s Corporate Governance, ESG and Sustainability Committee. Further, BAC’s Global Environment Group helps shape and execute the bank’s environmental strategy and sits within the Company’s Global Public Policy (GPP) group.

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18 https://www.brookings.edu/articles/what-will-happen-to-the-inflation-reduction-act-under-a-republican-trifecta/

19 https://www.nytimes.com/2025/02/10/climate/trump-clean-energy-republican-states.html

20 https://www.politico.eu/article/donald-trump-europe-green-reporting-rules-allies-america-washington/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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Although BAC clearly delineates oversight responsibilities for each of the above committees and groups, it does not say how each entity identifies policies and regulations that could affect its clients’ emissions reduction goals and the bank’s 2030 and 2050 emissions targets, or what criteria is used to assess potential impact. While the GPP team “analyzes current and emerging issues and legislative and policy developments,” it is not clear what criteria the team uses to assess the importance of new issues and developments.

BAC notes its GPP team “fosters regular interactions with policy-makers, regulators, influencers, think tanks and other stakeholders…” and “coordinate[s] with trade associations on policy objectives, implement[s] [the bank’s] strategy for advocating to officials, [and] direct[s] lobbying efforts…,”21 but it is not clear to us what framework the bank is applying to guide its policy influence activities. Nor has the bank issued a full assessment of emerging legislation and policies and their alignment with its climate targets. In contrast, other companies are beginning to publish climate lobbying alignment reports, as discussed below.

Because the bank’s business is global and complex, reporting on climate lobbying alignment can provide important insight. For example, it can help assure investors that the bank is coordinating across the complexities of its business and the geographies in which it operates to lobby in ways most impactful to its success.

IV.	Establishing bright-line climate policies with its trade associations can allow BAC to take advantage of its size and role in the economy to shape effective climate policy.

According to InfluenceMap, a non-profit organization that tracks climate lobbying activity, roughly 58% of the world’s largest corporations’ climate commitments are being undermined by their very own policy influence strategies – both through their trade associations and direct lobbying.22

BAC explains in its opposition statement that it actively engages its trade associations on significant climate policy positions and considers discontinuing memberships when misalignment occurs. However, investors lack insight into its engagement activities including whether BAC has set any bright-line positions that it will not compromise on. Moreover, it is not clear that the bank has ever left a trade association due to climate policy misalignment, leaving us to wonder what it would take for that to happen.

Despite BAC’s engagement activities, it belongs to trade associations that have reportedly engaged in lobbying and other policy influence activities that are not aligned with the Company’s own goals nor the Paris Agreement’s climate goals:

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21 https://about.bankofamerica.com/content/dam/about/report-center/esg/2024/Sustainability_at_Bank_of_America_2024_Report.pdf#page=13

22 https://influencemap.org/briefing/The-State-of-Net-Zero-Greenwash-24402

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•	The U.S. Chamber of Commerce, to which BAC belongs, has taken a leading role in opposing public policies designed to support decarbonization. InfluenceMap assigned it an ‘E’ rating, the third-worst available, on climate policy lobbying and an ‘F’ for its lobbying on sustainable finance policy.[23]
•	Among many other actions,[24] the Chamber has staunchly opposed climate disclosure requirements, challenging in court both California’s emissions and climate risk disclosure laws[25] and the SEC’s scaled-down disclosure rules for public companies.[26] It has also lobbied EU policymakers to gut the due diligence and climate transition plan components of the CSDDD—the Corporate Sustainability Due Diligence Directive. The Chamber claims to support climate action at a highly generalized level but lobbies routinely against concrete measures.[27] The Chamber’s high-level statements should not be considered credible as it heavily engages in advocacy activities that obstruct policy measures needed to achieve key components of the Paris Agreement and reach net zero emissions over the next 25 years.[28,29,30]

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23 https://ca100.influencemap.org/site//data/000/037/BoA-Resolution-Briefing_Mar24.pdf

24 https://lobbymap.org/influencer/US-Chamber-of-Commerce/projectlink/US-Chamber-of-Commerce-In-Climate-Change

25 https://corpgov.law.harvard.edu/2024/02/22/chamber-of-commerce-v-california-air-resources-board-complaint/

26 https://www.reuters.com/legal/us-chamber-commerce-sues-sec-over-climate-risk-disclosure-rules-2024-03-14/

27 https://www.politico.com/newsletters/the-long-game/2023/02/16/dissecting-the-chambers-stance-on-climate-policies-00083181

28 https://lobbymap.org/influencer/US-Chamber-of-Commerce/projectlink/US-Chamber-of-Commerce-In-Climate-Change

29 https://www.politico.com/newsletters/the-long-game/2023/02/16/dissecting-the-chambers-stance-on-climate-policies-00083181

30 https://trellis.net/article/investors-and-activists-demand-end-funding-lobby-groups-oppose-climate-legislation/

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•	The Business Roundtable (BRT), of which BAC CEO Brian Moynihan is a member,[31] has also engaged in public policy advocacy opposing progressive action on climate, earning it a D+ and E grade on climate policy and sustainable finance policy, respectively, from InfluenceMap.[32] It lobbied against the 2021 Build Back Better reconciliation bill,[33] which would have imposed a Clean Energy Standard designed to reduce emissions from the electric power sector by 80% by 2030,[34] and the Inflation Reduction Act,[35] with its billions of dollars of clean energy incentives.[36] It also opposed key provisions of the SEC’s climate disclosure rules,[37] arguing that climate disclosures “will not solve the problem” of climate change because it involves “complex issues that need to be solved through the legislative process,”[38] even though it lobbies against most of those policies, too.

V.	Companies are now responding to investor interest by releasing reports analyzing the extent of alignment between their lobbying and public policy advocacy activities and their climate policy priorities.

Investor guidance published by the Principles for Responsible Investment,39 Institutional Investors Group on Climate Change,40 Investor Group on Climate Change,41 Transition Plan Taskforce,42 and the Organisation for Economic Co-operation and Development43 recommends that companies provide transparency on influence activities related to climate change policy.

In 2022, a leading international investor group released the Global Standard on Responsible Corporate Climate Lobbying44 which outlines best practices for corporate disclosure, and outlines the importance of establishing annual corporate reviews of direct and indirect climate change lobbying activities across all geographies as well as a clear framework for “addressing misalignments between the climate change lobbying positions adopted by the associations, alliances and coalitions of which it is a member and the goal of restricting global temperature rise to 1.5°C above pre-industrial levels.”45

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31 https://www.businessroundtable.org/about-us/members

32 https://ca100.influencemap.org/site//data/000/037/BoA-Resolution-Briefing_Mar24.pdf

33 https://popular.info/p/updates-the-corporate-campaign-to

34 https://www.vox.com/22579218/clean-energy-standard-electricity-infrastructure-democrats

35 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

36 https://www.nytimes.com/2022/08/02/business/dealbook/inflation-reduction-act-analysis.html https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

37 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

38 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

39 https://dwtyzx6upklss.cloudfront.net/Uploads/r/x/o/2025rf_overviewandstructureguide_585385.pdf#page=25

40 https://www.iigcc.org/hubfs/NZIF%202.0%20Report%20PDF.pdf#page=51

41 https://igcc.org.au/wp-content/uploads/2025/01/NZIF-Implementation-Guidance.pdf#page=81

42 https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf#page=29

43 https://legalinstruments.oecd.org/en/instruments/OECD-LEGAL-0379

44 www.climate-lobbying.comhttps://climate-lobbying.com/wp-content/uploads/2022/03/2022_global-standard-responsible-climate-lobbying_APPENDIX.pdf

45 Ibid.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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In addition, The We Mean Business Coalition and nonprofit investor network Ceres (of which Trillium is a member) led a taskforce of NGOs and solicited input from over 60 companies to create The Responsible Policy Engagement framework. The framework links robust climate policies to mitigating climate-related risks to businesses and the economy, noting that strong government policies may ease costs related to the transition to a low-carbon economy.

Further, the Transition Plan Taskforce emphasizes the importance of climate policy influence in buttressing corporate decarbonization strategy. In fact, its Climate Transition Action Plan specifically cites climate lobbying action and alignment as a critical action step in any climate transition plan by companies.46

The World Business Council for Sustainable Development, which comprises more than 240 leading organizations focused on achieving a net zero by 2050 future,47 established a Positive Policy Engagement Advisory Board that seeks to address the gap between corporate sustainability ambitions and the lobbying that might hinder them. U.S. companies from Visa to Walmart are part of that effort.48

Leading companies include Unilever,49 IKEA,50 Enel,51 EDF,52 Nestlé,53 Danone,54 Fortescue,55 and GM56 have issued climate lobbying alignment reports. In them, they identify their policy priorities, such as government targets to achieve 100% renewable energy sourcing by 2035, strong incentives to develop CCUS technologies, or expanded hydrogen availability, for example. Each also communicates its methodology for analyzing its lobbying activities, and ranks alignment using accessible terminology, such as ‘aligned,’ ‘partly-aligned,’ and ‘misaligned.’ Several companies are reporting on their escalation strategies for when trade association lobbying is misaligned with their climate policy priorities.

We believe thoughtful company disclosures share a mix of macroeconomic policies most needed along with concrete policies focused on sector or emission-specific abatement. Leading disclosures highlight clear board and executive oversight of climate policy activity, global activity and trade association policy footprints, and case studies of working through complex issues of disagreement.

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46 https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf

47 https://www.wbcsd.org/who-we-are/

48 https://www.wbcsd.org/news/launching-of-the-positive-policy-engagement-advisory-board/

49 https://www.unilever.com/files/unilever-climate-policy-engagement-review.pdf

50 https://www.ingka.com/wp-content/uploads/2024/02/Ingka-Group-industry-association-climate-position-review-2023.pdf

51 https://www.enel.com/content/dam/enel-com/documenti/investitori/sostenibilita/2023/enel-engagement-associations-involved-climate-policy-advocacy-2023.pdf

52 https://www.edf.fr/sites/groupe/files/2024-06/edfgroup_climate-policy-engagement-review2023_20240605_va.pdf#page=9.73

53 https://www.nestle.com/sites/default/files/2022-05/nestle-climate-advocacy-report-2022.pdf

54 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/unique-link/danone-climate-advocacy-position.pdf

55 https://cdn.fortescue.com/docs/default-source/corporate-governance/industry-association-reportd67d8852-b0f5-4d87-92bb-f07ae971fe99.pdf

56 https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc#page=22.57

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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Conclusion

As one of the world’s largest financial institutions, BAC is well-positioned to use its size and market presence to influence lawmakers, financial regulators, and other decision makers. Due to the breadth of its global business and scope of its climate ambition, it is exposed to policy variability. Long-term success in reaching its 2030 sectoral and 2050 financed GHG reduction targets, and in achieving the greatest impact from its $1 trillion in investments in sustainable business, may be strongly affected by supportive policies enacted now.

Implementing the proposal’s request to analyze its direct and indirect lobbying activities could help the Company and assure its shareholders that it fully supports the kinds of macroeconomic policies needed to facilitate its clients’ transitions and accomplish the goals of large-scale decarbonization. Issuing the requested report not only would allow BAC to meet the expectations of investors but could position it to comprehensively review the strategic implications of policy misalignment with its stated goals.

We therefore urge you to vote FOR Proposal 7 on BAC’s proxy card.

If you have any questions or need additional information, contact Andrea Ranger at aranger@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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